UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____ .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF MARCH 2009
Medellín, Colombia, April 14, 2009
Bancolombia S.A. (“Bancolombia”) (CIB) reported unconsolidated net income of Ps. 129.0 billion for the month ended March 31, 2009. Net income for Bancolombia on an unconsolidated basis totaled Ps. 362.2 billion for the first three months of 2009, increasing 9.1% as compared to the same period last year.
•
Net interest income, including investment securities, totaled Ps. 238.1 billion in March 2009. For the three month period ended March 31, 2009, net interest income totaled Ps. 696.6 billion, increasing 19.7% as compared to the same period last year.

•
Net fees and income from services totaled Ps. 71.8 billion in March 2009. For the three month period ended March 31, 2009, net fees and income from services totaled Ps. 200.3 billion, which represents an increase of 9.5% as compared to the same period of 2008.

•
Other operating income totaled Ps. 107.5 billion in March 2009. For the three month period ended March 31, 2009, other operating income totaled Ps. 220.4 billion, decreasing 15.0% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results (Ps. 64.4 billion corresponding to dividend income from subsidiaries for the month of March will be eliminated in the consolidated results). The Bank also notes that the item line of income from derivative financial instruments was negatively impacted by a Ps 20.1 billion charge in March, related to rule changes concerning valuation methodologies for derivative instruments established by the Colombian regulator.

•
Net provisions charges totaled Ps. 89.5 billion in March 2009, increasing 131.6% as compared to the figure presented in February 2009. Net provisions totaled Ps. 210.5 billion for the three month period ended March 31, 2009, which represents an increase of 103.7% as compared to the same period of 2008.

•
Operating expenses totaled Ps. 174.7 billion in March 2009. For the three month period ended March 31, 2009, operating expenses totaled Ps. 496.4 billion, increasing 21.4% as compared to the same period of 2008.

Total assets (unconsolidated) amounted to Ps. 40.1 trillion, gross loans amounted to Ps. 27.8 trillion, deposits totaled Ps. 26.1 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.9 trillion.
Bancolombia’s unconsolidated level of past due loans (overdue more than 30 days) as a percentage of total loans was 3.90% as of March 31, 2009, and the coverage for past due loans was 140.4% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of March 2009, was as follows: 21.6% of total net loans, 21.4% of total checking accounts, 19.7% of total savings accounts, 17.0% of time deposits and 19.0% of total deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Mar09/Feb09		Annual
(Ps Millions)	Mar-08	Feb-09	Mar-09	$	%	%
ASSETS
Cash and due from banks	2,056,748	2,849,982	2,718,680	-131,302	-4.61%	32.18%
Overnight funds sold	715,029	1,183,092	1,403,129	220,037	18.60%	96.23%
Total cash and equivalents	2,771,777	4,033,074	4,121,809	88,735	2.20%	48.71%

Debt securities	3,655,174	4,408,661	4,808,312	399,651	9.07%	31.55%
Trading	1,459,485	1,442,206	1,839,517	397,311	27.55%	26.04%
Available for Sale	1,199,091	1,142,235	1,075,731	-66,504	-5.82%	-10.29%
Held to Maturity	996,598	1,824,220	1,893,064	68,844	3.77%	89.95%
Equity securities	1,147,992	1,369,054	1,234,387	-134,667	-9.84%	7.53%
Trading	68,608	194,324	6,933	-187,391	-96.43%	-89.89%
Available for Sale	1,079,384	1,174,730	1,227,454	52,724	4.49%	13.72%
Market value allowance	-30,002	-28,502	-18,672	9,830	-34.49%	-37.76%
Net investment securities	4,773,164	5,749,213	6,024,027	274,814	4.78%	26.21%

Commercial loans	17,652,014	21,734,828	21,608,649	-126,179	-0.58%	22.41%
Consumer loans	3,727,004	3,795,866	3,762,042	-33,824	-0.89%	0.94%
Small business loans	108,010	124,225	125,652	1,427	1.15%	16.33%
Mortgage loans	2,185,157	2,465,320	2,325,197	-140,123	-5.68%	6.41%
Allowance for loans and financial leases losses	-915,438	-1,427,306	-1,518,879	-91,573	6.42%	65.92%
Net total loans and financial leases	22,756,747	26,692,933	26,302,661	-390,272	-1.46%	15.58%

Accrued interest receivable on loans	309,433	447,078	430,666	-16,412	-3.67%	39.18%
Allowance for accrued interest losses	-19,352	-29,495	-31,464	-1,969	6.68%	62.59%
Net total interest accrued	290,081	417,583	399,202	-18,381	-4.40%	37.62%

Customers’ acceptances and derivatives	271,925	102,039	98,432	-3,607	-3.53%	-63.80%
Net accounts receivable	436,782	457,754	448,397	-9,357	-2.04%	2.66%
Net premises and equipment	505,212	670,224	675,404	5,180	0.77%	33.69%
Foreclosed assets	7,284	3,806	4,364	558	14.66%	-40.09%
Prepaid expenses and deferred charges	51,441	280,661	224,072	-56,589	-20.16%	335.59%
Goodwill	5,595	1,006	589	-417	-41.45%	-89.47%
Other	240,235	309,926	302,645	-7,281	-2.35%	25.98%
Reappraisal of assets	917,431	1,521,455	1,473,258	-48,197	-3.17%	60.59%
Total assets	33,027,674	40,239,674	40,074,860	-164,814	-0.41%	21.34%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,143,128	4,654,417	4,698,161	43,744	0.94%	13.40%
Checking accounts	3,762,618	4,403,721	4,330,392	-73,329	-1.67%	15.09%
Other	380,510	250,696	367,769	117,073	46.70%	-3.35%

Interest bearing	16,649,687	21,716,079	21,430,938	-285,141	-1.31%	28.72%
Checking accounts	382,590	608,404	567,441	-40,963	-6.73%	48.32%
Time deposits	5,138,163	8,810,082	9,344,844	534,762	6.07%	81.87%
Savings deposits	11,128,934	12,297,593	11,518,653	-778,940	-6.33%	3.50%

Total deposits	20,792,815	26,370,496	26,129,099	-241,397	-0.92%	25.66%
Overnight funds	1,179,123	271,538	215,662	-55,876	-20.58%	-81.71%
Bank acceptances outstanding	59,194	39,415	41,211	1,796	4.56%	-30.38%
Interbank borrowings	576,306	820,660	602,694	-217,966	-26.56%	4.58%
Borrowings from domestic development banks	1,562,893	1,986,254	1,949,446	-36,808	-1.85%	24.73%
Accounts payable	1,748,326	1,189,857	1,747,106	557,249	46.83%	-0.07%
Accrued interest payable	161,467	249,828	258,802	8,974	3.59%	60.28%
Other liabilities	314,794	545,890	465,370	-80,520	-14.75%	47.83%
Bonds	1,530,912	2,125,173	2,380,650	255,477	12.02%	55.51%
Accrued expenses	384,379	324,343	368,709	44,366	13.68%	-4.08%
Total liabilities	28,310,209	33,923,454	34,158,749	235,295	0.69%	20.66%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	2,994,457	3,939,432	3,576,805	-362,627	-9.21%	19.45%
Appropiated	2,662,531	3,706,200	3,214,596	-491,604	-13.26%	20.73%
Unappropiated	331,926	233,232	362,209	128,977	55.30%	9.12%

Reappraisal and others	1,376,689	1,980,848	1,932,655	-48,193	-2.43%	40.38%
Gross unrealized gain or loss on debt securities	(47,595)	2,026	12,737	10,711	528.68%	-126.76%
Total shareholder’s equity	4,717,465	6,316,220	5,916,111	-400,109	-6.33%	25.41%

Total liabilities and shareholder’s equity	33,027,674	40,239,674	40,074,860	-164,814	-0.41%	21.34%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Mar-08	Mar-09%		Feb-09	Mar-09%
Interest income and expenses
Interest on loans	849,068	1,041,740	22.69%	344,689	345,477	0.23%
Interest on investment securities	54,877	100,170	82.54%	29,411	39,939	35.80%
Overnight funds	15,449	15,816	2.38%	4,456	6,604	48.20%
Total interest income	919,394	1,157,726	25.92%	378,556	392,020	3.56%

Interest expense
Checking accounts	3,652	5,452	49.29%	1,622	1,856	14.43%
Time deposits	107,386	190,399	77.30%	65,348	67,944	3.97%
Savings deposits	136,496	147,889	8.35%	46,015	46,024	0.02%
Total interest on deposits	247,534	343,740	38.87%	112,985	115,824	2.51%

Interbank borrowings	8,140	11,294	38.75%	3,420	3,553	3.89%
Borrowings from domestic development banks	25,851	33,550	29.78%	11,251	11,068	-1.63%
Overnight funds	21,540	16,136	-25.09%	8,523	2,490	-70.78%
Bonds	34,608	56,445	63.10%	16,957	20,944	23.51%
Total interest expense	337,673	461,165	36.57%	153,136	153,879	0.49%

Net interest income	581,721	696,561	19.74%	225,420	238,141	5.64%
Provision for loan and accrued interest losses, net	(119,593)	(251,977)	110.70%	(56,903)	(106,335)	86.87%
Recovery of charged-off loans	13,647	22,988	68.45%	7,349	8,460	15.12%
Provision for foreclosed assets and other assets	(4,993)	(7,007)	40.34%	(12,380)	6,720	154.28%
Recovery of provisions for foreclosed assets and other assets	7,632	25,521	234.39%	23,278	1,642	-92.95%

Total net provisions	(103,307)	(210,475)	103.74%	(38,656)	(89,513)	131.56%
Net interest income after provision for loans and accrued interest losses	478,414	486,086	1.60%	186,764	148,628	-20.42%

Commissions from banking services and other services	24,521	24,612	0.37%	7,206	9,274	28.70%
Electronic services and ATM’s fees, net	19,622	13,533	-31.03%	1,390	4,732	240.43%
Branch network services, net	22,520	24,719	9.76%	8,071	8,866	9.85%
Collections and payments fees, net	32,623	37,123	13.79%	12,694	12,589	-0.83%
Credit card merchant fees, net	3,351	2,597	-22.50%	1,016	1,392	37.01%
Credit and debit card fees, net	77,270	92,808	20.11%	33,143	32,130	-3.06%
Checking fees, net	16,234	16,821	3.62%	5,612	6,021	7.29%
Check remittance, net	2,929	2,512	-14.24%	832	818	-1.68%
International operations, net	7,946	10,465	31.70%	3,051	4,159	36.32%
Total fees and other service income	207,016	225,190	8.78%	73,015	79,981	9.54%

Other fees and service expenses	(24,085)	(24,852)	3.18%	(8,812)	(8,201)	-6.93%
Total fees and income from services, net	182,931	200,338	9.52%	64,203	71,780	11.80%

Other operating income
Net foreign exchange gains	(108,980)	193,743	277.78%	115,220	(15,135)	-113.14%
Derivative Financial Instruments	167,330	(186,480)	-211.44%	(125,474)	38,868	-130.98%
Gains(Loss) on sales of investments on equity securities	4,757	—	*	—	—	*
Securitization income	9,068	13,668	50.73%	2,599	8,148	213.51%
Dividend income	186,840	199,035	6.53%	123,545	75,490	-38.90%
Communication, rent payments and others	332	401	20.78%	117	119	1.71%
Total other operating income	259,347	220,367	-15.03%	116,007	107,490	-7.34%

Total income	920,692	906,791	-1.51%	366,974	327,898	-10.65%
Operating expenses
Salaries and employee benefits	159,647	184,633	15.65%	64,568	64,064	-0.78%
Bonus plan payments	10,981	14,889	35.59%	3,150	5,871	86.38%
Compensation	6,934	4,299	-38.00%	2,187	1,068	-51.17%
Administrative and other expenses	201,643	253,795	25.86%	81,865	89,812	9.71%
Deposit security, net	11,456	16,051	40.11%	6,202	5,746	-7.35%
Donation expenses	377	268	-28.91%	45	178	295.56%
Depreciation	17,968	22,422	24.79%	7,333	7,979	8.81%
Total operating expenses	409,006	496,357	21.36%	165,350	174,718	5.67%

Net operating income	511,686	410,434	-19.79%	201,624	153,180	-24.03%
Merger expenses	—	—	*	—	—	*
Goodwill amortization	6,914	1,252	-81.89%	417	418	0.24%
Non-operating income (expense)
Other income	13,170	43,516	230.42%	22,608	4,580	-79.74%
Other expense	(65,281)	(21,734)	-66.71%	(16,703)	(1,604)	-90.40%
Total non-operating income	(52,111)	21,782	141.80%	5,905	2,976	-49.60%
Income before income taxes	452,661	430,964	-4.79%	207,112	155,738	-24.80%
Income tax expense	(120,735)	(68,755)	-43.05%	(29,984)	(26,761)	-10.75%
Net income	331,926	362,209	9.12%	177,128	128,977	-27.18%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BANCOLOMBIA S.A.
(Registrant)

Date: April 14, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance